

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2019

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd.
Chemin des Mines 9,
CH-1202 Geneva,
Switzerland

> **Re: Addex Therapeutics Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 27, 2019**
> **CIK No. 0001574232**

Dear Mr. Dyer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to our prior comment 3 and continue to object to your characterization of your product candidates as "first-in-class." The qualifier, "subject to regulatory approval," does not address our concerns that "first-in-class" continues to imply that the product will be effective, and is likely to be the first treatment available, neither of which is appropriate at this stage of development. Please revise your registration statement to remove the phrase "first-in-class." Additionally, you may state that your product candidate is the first orally available mGlu5 NAM for the treatment of PD-LID, if accurate. However, you may not imply that your product will be the first product in this

class available.

Internally Developed Product Candidates, page 2

2.   We note your disclosure that an increasing placebo response "confounded significance" at Day 28 of your Phase 2a proof of concept clinical trial of dipraglurant in PD-LID. Please revise your disclosure to explain what you mean by "confounded significance."

Business
Our Platform and Competitive Positioning in Allosteric Modulation, page 64

3.   We note your disclosure that your leadership position in $GABA_B$ PAM was recognized in 2018 by your strategic partnership with Indivior. Please substantiate this statement or revise it to make it clear that this is management's belief.

Dipraglurant for the treatment of Parkinson's disease levodopa induced dyskinesia (PD-LID), page 67

4.   We note your response to our prior comment 9. Please revise your disclosure in this section to include the explanation provided in your response.

Material Agreements, page 83

5.   We note your revisions in your registration statement in this section, but we do not see revisions responsive to our prior comment 16. For both material agreements discussed in this section, please disclose the duration of the agreement, the royalty term and the termination provisions.

Intellectual Property
Patents and Proprietary Rights, page 84

6.   We note your revisions in response to our prior comment 17 and reissue. Please revise your disclosure to name the specific jurisdictions where you have granted patents as opposed to simply stating Europe or other international jurisdictions.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
13. Revenue from contract with customer
License & research agreement with Indivior PLC, page F-49

7.   Refer to your response to comment 19. Please expand your disclosure in the footnotes similar to your revisions on page 44 to clarify that the first distinct performance obligation is the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018.

You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua A. Kaufman, Esq.